earthdog - Balance Sheet

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Balance Sheet

earthdog

As at 31 December 2017

	31 Dec 2017
Assets	
Cash and Cash Equivalents	
earthdog us bank	652.37
petty cash	1,075.35
sba loan	(142,935.07)
suntrust line of credit	(1,332.36)
Total Cash and Cash Equivalents	**(142,539.71)**
Current Assets	
Accounts Receivable	204.65
inventory	59,817.16
Total Current Assets	**60,021.81**
Other Non-current Assets	
Inventory Asset	30.53
Total Other Non-current Assets	**30.53**
Total Assets	**(82,487.37)**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	1,878.08

american express	20,129.73
Historical Adjustment	37,246.40
marriott bankone	21,808.04
Rounding	(0.01)
Sales Tax	149.66
sales tax payable	(0.33)
us bank credit line	50,169.36
Total Current Liabilities	**131,380.93**
Non-Current Liabilities	
loan	15,000.00
Total Non-Current Liabilities	**15,000.00**
Total Liabilities	**146,380.93**
Equity	
Current Year Earnings	(64,059.91)
net income	(130,822.26)
Opening Balance	(20,708.37)
Retained Earnings	10,537.85
Retained Earnings3	(23,815.61)
Total Equity	**(228,868.30)**
Total Liabilities and Equity	**(82,487.37)**